

December 5, 2011

<u>Via E-mail</u>
Michael Williams
President and Chief Executive Officer
Eurocan Holdings Ltd.
1 Union Square West, Suite 610
New York, New York 10003

Re: Eurocan Holdings Ltd.
Registration Statement on Form S-1
Filed November 14, 2011
File No. 333-177918

Dear Mr. Williams:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please tell us the nature and timing of the transactions through which the selling shareholders acquired their shares.

Prospectus Cover Page

2.   Until your common shares are quoted on the OTCBB, selling stockholders may only sell their shares in this offering at a fixed price. Please revise to disclose the fixed price. Revise to make clear that only after your common stock is quoted on the OTCBB may the selling stockholders sell their shares at prices and on terms that will be determined by the then-prevailing market price or at negotiated prices. Revise throughout the document to conform your disclosure.

Selling Stockholders, page 10

3.   Please revise the table to indicate all shares beneficially held by each stockholder. We note a Michael Williams who is listed as beneficially holding 790,000 shares, while the ninth risk factor states that Michael Williams the CEO holds 47% of all outstanding shares. Please revise to disclose his full beneficial holdings.

Description of Business, page 12
Overview, page 13

4.   Please revise to disclose the basis for your claims that your marketing campaigns are typically less expensive than traditional marketing campaigns and that effectiveness is not compromised. Also make clear, if true, that these claims apply only to your digital marketing campaigns and not to your use of traditional marketing methods.

Description of Our Services, page 13

5.   Please revise to clarify the basis for your claims that you use "the most effective combination of platforms," and that you are able to "achieve measurable results."

6.   Please revise to avoid comparing yourself only to those of your competitors who exclusively use traditional, non-digital platforms. Do the same in the last sentence of the first paragraph under "Our Plan of Operation," on page 19.

Employees, page 18

7.   We note your statement that you have no permanent staff other than Michael Williams the CEO. Please tell us in your response why the corporate secretary, Daniela Anastasio, is not mentioned here as a permanent staff member.

Results of Operations

8.   Please discuss your current backlog, including the number and amount of contracts entered into but not yet started.

Management's Discussion and Analysis, page 18

Our Plan of Operation, page 19

9.   Please expand the discussion to explain the basis for your conclusion that your cash flows from operations and your available capital will be sufficient to maintain your current level of operations for the next 12 months in light of the conclusion in the Report of Independent Registered Accounting Firm on page F-2 that there is substantial doubt about your ability to continue as a going concern.

Six Months Ended June 30, 2011 Compared to the Six Months Ended June 30, 2010, page 20

10.   Please expand the discussion to explain the reasons for the decrease in management fees and increase in professional fees from 2010 to 2011.

Financial Statements

11.   Update the financial statements and other financial information in the filing to include the interim period ended September 30, 2011. Please refer to the guidance in Rule 8-08 of Regulation S-X.

Exhibits

12.   Please file a revised consent from your independent registered accounting firm that is reformatted so that the consent language is not obscured by the letterhead of the firm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director